Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Kingsoft Cloud Holdings Limited

金山云控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 3896)

(Nasdaq Stock Ticker: KC)

DATE OF BOARD MEETING

The board of directors (the “Board”) of Kingsoft Cloud Holdings Limited (the “Company”) hereby announces that a meeting of the Board will be held on Tuesday, November 21, 2023, for the purpose of considering and approving, among other matters, the unaudited third quarterly results of the Company, its subsidiaries and consolidated affiliated entities for the three months ended September 30, 2023 and its publication.

The Company’s management will hold an earnings conference call on Tuesday, November 21, 2023, at 8:15 P.M. Beijing/Hong Kong Time (or 7:15 A.M. U.S. Eastern Time on the same day).

For participants who wish to join the call, please complete online registration using the link provided below prior to the scheduled call start time. Upon registration, each participant will receive access details for this conference including a conference access code, a PIN number (personal access code), the dial-in number, and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register.vevent.com/register/BI7699077da6174c888cfdf768162a07cb

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.ksyun.com.

By Order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Executive Director, Vice Chairman of the Board and acting Chief Executive Officer

Hong Kong, November 7, 2023

As at the date of this announcement, the Board comprises Mr. Lei Jun as Chairman and non-executive Director, Mr. Zou Tao as Vice Chairman and executive Director, Mr. He Haijian as executive Director and Dr. Qiu Ruiheng as non-executive Director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive Directors.